UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Wanda Sports Group Company Limited
(Name of Issuer)

Class A Ordinary Shares, no par value
(Title of Class of Securities)

93368R 101
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

There is no CUSIP number assigned to the Class A ordinary shares.  The CUSIP number 93368R 101 applies to the American Depositary Shares (“ADSs”) of Wanda Sports Group Company Limited (the “Issuer”), which are listed on the NASDAQ Global Select Market under the symbol “WSG.”  Every two ADSs represent three Class A ordinary shares of the Issuer.

CUSIP No. 93368R 101	SCHEDULE 13G	Page 2 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infront International Holdings AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 92,216,209(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 92,216,209(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,216,209(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.98%.(2) The voting power of the shares beneficially owned by the reporting person represents 57.11% of the total outstanding voting power(3)
12	TYPE OF REPORTING PERSON FI

(1)
Represents 92,216,209 Class B ordinary shares (“Class B ordinary shares”) of Wanda Sports Group Company Limited (the “Issuer”) held directly by the reporting person.  Each Class B ordinary share may be converted by the holder thereof at any time into Class A ordinary shares (“Class A ordinary shares”) of the Issuer, on a one-for-one basis.  Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person who is not an affiliate of Dalian Wanda Group Co., Ltd, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.  Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to four votes per share.  Holders of Class A and Class B ordinary shares vote together as one class on all matters subject to a shareholder vote.

(2)
The percentage of the class of securities is calculated by dividing the number of Class B ordinary shares beneficially owned by the reporting person by 205,031,173, representing the total number of issued and outstanding Class A ordinary shares (58,063,466) and Class B ordinary shares (146,967,707) as a single class as of July 26, 2019 as reported in the Issuer’s registration statement on Form F-1.

(3)
The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A ordinary shares and Class B ordinary shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13G	Page 3 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wanda Sports Industry (Guangzhou) Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 92,216,209(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 92,216,209(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,216,209(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.98%.(2) The voting power of the shares beneficially owned by the reporting person represents 57.11% of the total outstanding voting power(3)
12	TYPE OF REPORTING PERSON FI

(1)	Represents 92,216,209 Class B ordinary shares held indirectly by the reporting person through Infront International Holdings AG.
(2)	The percentage of the class of securities is calculated by dividing the number of Class B ordinary shares beneficially owned by the reporting person by 205,031,173.
(3)
The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A ordinary shares and Class B ordinary shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13G	Page 4 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wanda Sports & Media (Hong Kong) Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 92,216,209(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 92,216,209(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,216,209(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.98%.(2) The voting power of the shares beneficially owned by the reporting person represents 57.11% of the total outstanding voting power(3)
12	TYPE OF REPORTING PERSON FI

(1)	Represents 92,216,209 Class B ordinary shares held indirectly by the reporting person through Wanda Sports Industry (Guangzhou) Co. Limited.
(2)	The percentage of the class of securities is calculated by dividing the number of Class B ordinary shares beneficially owned by the reporting person by 205,031,173.
(3)
The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A ordinary shares and Class B ordinary shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13G	Page 5 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wanda Sports & Media Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 92,216,209(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 92,216,209(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,216,209(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.98%.(2) The voting power of the shares beneficially owned by the reporting person represents 57.11% of the total outstanding voting power(3)
12	TYPE OF REPORTING PERSON FI

(1)	Represents 92,216,209 Class B ordinary shares held indirectly by the reporting person through Wanda Sports & Media (Hong Kong) Co. Limited.
(2)	The percentage of the class of securities is calculated by dividing the number of Class B ordinary shares beneficially owned by the reporting person by 205,031,173.
(3)
The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A ordinary shares and Class B ordinary shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13G	Page 6 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wanda Sports & Media (Hong Kong) Holding Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 146,967,707(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 146,967,707(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,967,707(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 71.68%.(2) The voting power of the shares beneficially owned by the reporting person represents 91.01% of the total outstanding voting power(3)
12	TYPE OF REPORTING PERSON FI

(1)
Represents (i) 92,216,209 Class B ordinary shares held indirectly by the reporting person through Wanda Sports & Media Co. Limited and (ii) 54,751,498 Class B ordinary shares held directly by the reporting person.

(2)	The percentage of the class of securities is calculated by dividing the number of Class B ordinary shares beneficially owned by the reporting person by 205,031,173.
(3)
The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A ordinary shares and Class B ordinary shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13G	Page 7 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wanda Culture Holding Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 146,967,707(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 146,967,707(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,967,707(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 71.68%.(2) The voting power of the shares beneficially owned by the reporting person represents 91.01% of the total outstanding voting power(3)
12	TYPE OF REPORTING PERSON FI

(1)	Represents 146,967,707 Class B ordinary shares held indirectly by the reporting person through Wanda Sports & Media (Hong Kong) Holding Co. Limited.
(2)	The percentage of the class of securities is calculated by dividing the number of Class B ordinary shares beneficially owned by the reporting person by 205,031,173.
(3)
The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A ordinary shares and Class B ordinary shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13G	Page 8 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Beijing Wanda Culture Industry Group Co. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 146,967,707(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 146,967,707(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,967,707(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 71.68%.(2) The voting power of the shares beneficially owned by the reporting person represents 91.01% of the total outstanding voting power(3)
12	TYPE OF REPORTING PERSON FI

(1)	Represents 146,967,707 Class B ordinary shares held indirectly by the reporting person through Wanda Culture Holding Co. Limited.
(2)	The percentage of the class of securities is calculated by dividing the number of Class B ordinary shares beneficially owned by the reporting person by 205,031,173.
(3)
The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A ordinary shares and Class B ordinary shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13G	Page 9 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dalian Wanda Group Co., Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 146,967,707(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 146,967,707(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,967,707(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 71.68%.(2) The voting power of the shares beneficially owned by the reporting person represents 91.01% of the total outstanding voting power(3)
12	TYPE OF REPORTING PERSON FI

(1)	Represents 146,967,707 Class B ordinary shares held indirectly by the reporting person through Beijing Wanda Culture Industry Group Co. Ltd.
(2)	The percentage of the class of securities is calculated by dividing the number of Class B ordinary shares beneficially owned by the reporting person by 205,031,173.
(3)
The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A ordinary shares and Class B ordinary shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13G	Page 10 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dalian Hexing Investment Co. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 146,967,707(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 146,967,707(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,967,707(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 71.68%.(2) The voting power of the shares beneficially owned by the reporting person represents 91.01% of the total outstanding voting power(3)
12	TYPE OF REPORTING PERSON FI

(1)	Represents 146,967,707 Class B ordinary shares held indirectly by the reporting person through Dalian Wanda Group Co., Ltd.
(2)	The percentage of the class of securities is calculated by dividing the number of Class B ordinary shares beneficially owned by the reporting person by 205,031,173.
(3)
The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A ordinary shares and Class B ordinary shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13G	Page 11 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mr. Jianlin Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 146,967,707(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 146,967,707(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,967,707(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 71.68%.(2) The voting power of the shares beneficially owned by the reporting person represents 91.01% of the total outstanding voting power(3)
12	TYPE OF REPORTING PERSON IN

(1)
Represents 146,967,707 Class B ordinary shares held indirectly by the reporting person through Dalian Hexing Investment Co. Ltd. Mr. Jianlin Wang holds 98% of the shares of Dalian Hexing Investment Co. Ltd.

(2)	The percentage of the class of securities is calculated by dividing the number of Class B ordinary shares beneficially owned by the reporting person by 205,031,173.
(3)
The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A ordinary shares and Class B ordinary shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13G	Page 12 of 17

Item 1(a).	Name of Issuer:

Wanda Sports Group Company Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Business Office or, if none, Residence:

9/F, Tower B, Wanda Plaza 93 Jianguo Road, Chaoyang District 100022, Beijing People’s Republic of China

Item 2(a).	Name of Person Filing:

Infront International Holdings AG
Wanda Sports Industry (Guangzhou) Co. Limited
Wanda Sports & Media (Hong Kong) Co. Limited
Wanda Sports & Media Co. Limited
Wanda Sports & Media (Hong Kong) Holding Co. Limited
Wanda Culture Holding Co. Limited
Beijing Wanda Culture Industry Group Co. Ltd
Dalian Wanda Group Co., Ltd
Dalian Hexing Investment Co. Ltd
Mr. Jianlin Wang

Item 2(b).	Address of Principal Business Office:

Infront International Holdings AG
Grafenauweg 2, 6304 Zug, Switzerland

Wanda Sports Industry (Guangzhou) Co. Limited
Room 601, South Half of the 6th Floor, 67 Tiangui Road, Xinhua Street, Huadu District, Guangzhou, People’s Republic of China

Wanda Sports & Media (Hong Kong) Co. Limited
Room 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong

Wanda Sports & Media Co. Limited
Offshore Incorporations (Cayman) Limited, Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112

Wanda Sports & Media (Hong Kong) Holding Co. Limited
Room 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong

Wanda Culture Holding Co. Limited
Unit 606, 6th Floor, Alliance Building, 133 Connaught Road Central, Hong Kong

Beijing Wanda Culture Industry Group Co. Ltd
Room 2001, No.75 Xinhua North Street, Tongzhou District, Beijing, People’s Republic of China

Dalian Wanda Group Co., Ltd
No. 539 Changjiang Road, Xigang District, Dalian, Liaoning Province, People’s Republic of China

Dalian Hexing Investment Co. Ltd
No. 539 Changjiang Road, Xigang District, Dalian, Liaoning Province, People’s Republic of China

Mr. Jianlin Wang
1-1-1, 6 Mingze Yuan, Zhongshan District, Dalian, Liaoning province, People’s Republic of China

CUSIP No. 93368R 101	SCHEDULE 13G	Page 13 of 17

Item 2(c).	Citizenship

Infront International Holdings AG: Switzerland.
Wanda Sports Industry (Guangzhou) Co. Limited: People’s Republic of China
Wanda Sports & Media (Hong Kong) Co. Limited: Hong Kong
Wanda Sports & Media Co. Limited: Cayman Islands
Wanda Sports & Media (Hong Kong) Holding Co. Limited: Hong Kong
Wanda Culture Holding Co. Limited: Hong Kong
Beijing Wanda Culture Industry Group Co. Ltd: People’s Republic of China
Dalian Wanda Group Co., Ltd: People’s Republic of China
Dalian Hexing Investment Co. Ltd: People’s Republic of China
Mr. Jianlin Wang: People’s Republic of China

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, no par value.
The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to four votes per share.

Holders of Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters subject to a shareholder vote. Class B ordinary shares may be converted into Class A ordinary shares at any time, on a one-for-one basis.  Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person who is not an affiliate of Dalian Wanda Group Co., Ltd, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

Item 2(e).	CUSIP Number.

There is no CUSIP number assigned to the Class A ordinary shares.  The CUSIP number 93368R 101 applies to the American Depositary Shares (“ADSs”) of the Issuer, which are listed on the NASDAQ Global Select Market under the symbol “WSG.”  Every two ADSs represent three Class A ordinary shares of the Issuer.

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:

Not applicable.

CUSIP No. 93368R 101	SCHEDULE 13G	Page 14 of 17

Item 4.	Ownership.

Reporting Person	Amount beneficially owned (*)		Percentage(1)	Percentage of voting power (2)	Shared power to vote or direct the vote	Sole power to vote or direct the vote	Shared power to dispose or direct the disposition of:	Sole power to dispose or direct the disposition of:
Infront International Holdings AG	92,216,209	(3)	44.98%	57.11%	92,216,209	-	92,216,209	-
Wanda Sports Industry (Guangzhou) Co. Limited	92,216,209	(4)	44.98%	57.11%	92,216,209	-	92,216,209	-
Wanda Sports & Media (Hong Kong) Co. Limited	92,216,209	(5)	44.98%	57.11%	92,216,209	-	92,216,209	-
Wanda Sports & Media Co. Limited	92,216,209	(6)	44.98%	57.11%	92,216,209	-	92,216,209	-
Wanda Sports & Media (Hong Kong) Holding Co. Limited	146,967,707	(7)	71.68%	91.01%	146,967,707	-	146,967,707	-
Wanda Culture Holding Co. Limited	146,967,707	(8)	71.68%	91.01%	146,967,707	-	146,967,707	-
Beijing Wanda Culture Industry Group Co. Ltd	146,967,707	(9)	71.68%	91.01%	146,967,707	-	146,967,707	-
Dalian Wanda Group Co., Ltd	146,967,707	(10)	71.68%	91.01%	146,967,707	-	146,967,707	-
Dalian Hexing Investment Co. Ltd	146,967,707	(11)	71.68%	91.01%	146,967,707	-	146,967,707	-
Mr. Jianlin Wang	146,967,707	(12)	71.68%	91.01%	146,967,707	-	146,967,707	-

(*)
Lists the number of Class B ordinary shares held, directly and/or indirectly, by each reporting person.  Class B ordinary shares may be converted into Class A ordinary shares at any time, on a one-for-one basis.  Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person who is not an affiliate of Dalian Wanda Group Co., Ltd, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

(1)
The percentage of the class of securities is calculated by dividing the number of Class B ordinary shares beneficially owned by the reporting person by 205,031,173, representing the total number of issued and outstanding Class A ordinary shares (58,063,466) and Class B ordinary shares (146,967,707) as a single class as of July 26, 2019 as reported in the Issuer’s registration statement on Form F-1.

(2)
The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A ordinary shares and Class B ordinary shares as a single class.

(3)
Represents 92,216,209 Class B ordinary shares directly held in the Issuer by Infront International Holdings AG. Infront International Holdings AG is wholly-owned by Wanda Sports Industry (Guangzhou) Co. Limited.

(4)
Represents 92,216,209 Class B ordinary shares indirectly held in the Issuer by Wanda Sports Industry (Guangzhou) Co. Limited through Infront International Holdings AG. Wanda Sports Industry (Guangzhou) Co. Limited is wholly-owned by Wanda Sports & Media (Hong Kong) Co. Limited.

(5)
Represents 92,216,209 Class B ordinary shares indirectly held in the Issuer by Wanda Sports & Media  (Hong Kong) Co. Limited through Wanda Sports Industry (Guangzhou) Co. Limited. Wanda Sports & Media (Hong Kong) Co. Limited is wholly-owned by Wanda Sports & Media Co. Limited.

(6)
Represents 92,216,209 Class B ordinary shares indirectly held in the Issuer by Wanda Sports & Media Co. Limited through Wanda Sports & Media (Hong Kong) Co. Limited.  Wanda Sports & Media Co. Limited is wholly-owned by Wanda Sports & Media (Hong Kong) Holding Co. Limited.

(7)
Represents (i) 92,216,209 Class B ordinary shares indirectly held in the Issuer by Wanda Sports & Media (Hong Kong) Holding Co. Limited through Wanda Sports & Media Co. Limited and (ii) 54,751,498 Class B ordinary shares directly held in the Issuer by Wanda Sports & Media (Hong Kong) Holding Co. Limited. Wanda Sports & Media (Hong Kong) Holding Co. Limited is wholly-owned by Wanda Culture Holding Co. Limited.

(8)
Represents 146,967,707 Class B ordinary shares indirectly held in the Issuer by Wanda Culture Holding Co. Limited through Wanda Sports & Media (Hong Kong) Holding Co. Limited. Wanda Culture Holding Co. Limited is wholly-owned by Beijing Wanda Culture Industry Group Co. Ltd.

(9)
Represents 146,967,707 Class B ordinary shares indirectly held in the Issuer by Beijing Wanda Culture Industry Group Co. Ltd through Wanda Culture Holding Co. Limited. Beijing Wanda Culture Industry Group Co. Ltd is wholly-owned by Dalian Wanda Group Co., Ltd.

(10)
Represents 146,967,707 Class B ordinary shares indirectly held in the Issuer by Dalian Wanda Group Co., Ltd through Beijing Wanda Culture Industry Group Co. Ltd.  Dalian Wanda Group Co., Ltd  is controlled by Dalian Hexing Investment Co. Ltd (which entity holds 99.76% of the shares of Dalian Wanda Group Co., Ltd).

(11)
Represents 146,967,707 Class B ordinary shares indirectly held in the Issuer by Dalian Hexing Investment Co. Ltd through Dalian Wanda Group Co., Ltd. Dalian Hexing Investment Co. Ltd is controlled by Mr. Jianlin Wang (who holds 98% of the shares of Dalian Hexing Investment Co. Ltd).

(12)
Represents 146,967,707 Class B ordinary shares indirectly held in the Issuer by Mr. Jianlin Wang through Dalian Hexing Investment Co. Ltd. Mr. Jianlin Wang holds 98% of the shares of Dalian Hexing Investment Co. Ltd.

CUSIP No. 93368R 101	SCHEDULE 13G	Page 15 of 17

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

CUSIP No. 93368R 101	SCHEDULE 13G	Page 16 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2020

INFRONT INTERNATIONAL HOLDINGS AG

By:	/s/ Zhang Lin
Name:	Zhang Lin
Title:	Director

WANDA SPORTS INDUSTRY (GUANGZHOU) CO. LIMITED

By:	/s/ Zhang Lin
Name:	Zhang Lin
Title:	Legal Representative

WANDA SPORTS & MEDIA (HONG KONG) CO. LIMITED

By:	/s/ Zhang Lin
Name:	Zhang Lin
Title:	Director

WANDA SPORTS & MEDIA CO. LIMITED

By:	/s/ Zhang Lin
Name:	Zhang Lin
Title:	Director

WANDA SPORTS & MEDIA (HONG KONG) HOLDING CO. LIMITED

By:	/s/ Zhang Lin
Name:	Zhang Lin
Title:	Director

WANDA CULTURE HOLDING CO. LIMITED

By:	/s/ Zhang Lin
Name:	Zhang Lin
Title:	Director

CUSIP No. 93368R 101	SCHEDULE 13G	Page 17 of 17

BEIJING WANDA CULTURE INDUSTRY GROUP CO. LTD

By:	/s/ Qi Jie
Name:	Qi Jie
Title:	Legal Representative

DALIAN WANDA GROUP CO., LTD

By:	/s/ Jianlin Wang
Name:	Jianlin Wang
Title:	Legal Representative

DALIAN HEXING INVESTMENT CO. LTD

By:	/s/ Jianlin Wang
Name:	Jianlin Wang
Title:	Legal Representative

JIANLIN WANG

By:	/s/ Jianlin Wang

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

This Joint Filing Agreement may be executed in any number of counterparts all of which, taken together, shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 11, 2020.

INFRONT INTERNATIONAL HOLDINGS AG

By:	/s/ Zhang Lin
Name:	Zhang Lin
Title:	Director

WANDA SPORTS INDUSTRY (GUANGZHOU) CO. LIMITED

By:	/s/ Zhang Lin
Name:	Zhang Lin
Title:	Legal Representative

WANDA SPORTS & MEDIA (HONG KONG) CO. LIMITED

By:	/s/ Zhang Lin
Name:	Zhang Lin
Title:	Director

WANDA SPORTS & MEDIA CO. LIMITED

By:	/s/ Zhang Lin
Name:	Zhang Lin
Title:	Director

WANDA SPORTS & MEDIA (HONG KONG) HOLDING CO. LIMITED

By:	/s/ Zhang Lin
Name:	Zhang Lin
Title:	Director

WANDA CULTURE HOLDING CO. LIMITED

By:	/s/ Zhang Lin
Name:	Zhang Lin
Title:	Director

BEIJING WANDA CULTURE INDUSTRY GROUP CO. LTD

By:	/s/ Qi Jie
Name:	Qi Jie
Title:	Legal Representative

DALIAN WANDA GROUP CO., LTD

By:	/s/ Jianlin Wang
Name:	Jianlin Wang
Title:	Legal Representative

DALIAN HEXING INVESTMENT CO. LTD

By:	/s/ Jianlin Wang
Name:	Jianlin Wang
Title:	Legal Representative

JIANLIN WANG

By:	/s/ Jianlin Wang